Exhibit 99.1

AuRico Gold Declares Commercial Production at the Young-Davidson Mine

Toronto: September 4, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to report that its Young-Davidson mine achieved commercial production effective September 1, 2012. Located in Matachewan, Ontario, the Young-Davidson mine is expected to be a key, long lived, strategic asset for AuRico that has potential for significant production and reserve growth.

Commercial production was declared once the mine achieved previously established commissioning thresholds, which included the mill averaging a minimum throughput level of 5,100 tonnes per day, the open pit averaging 29,750 tonnes per day of ore and waste mining, both over a 30-day period, as well as the commissioning of the flotation and gravity circuits.

Young-Davidson Key Performance Indicators
	April 2012	May 2012	June 2012	July 2012	August 2012[3]
Open Pit (tpd)	27,011	26,754	32,020	31,039	31,776
Mill throughput (tpd)	2,670	4,075	6,163	5,300[1]	5,473[2]
Mill grade (g/t)	0.73	1.05	1.40	0.88	1.07
Recoveries (%)	60%	82%	88%	81%	86%
Production (gold ounces)	1,170	3,489	7,291	3,766	5,023
Mill Availability (%)	57%	66%	95%	83%	88%
1. Including a 3-day maintenance shutdown 2. Including a 2-day shutdown for SAG mill reline 3. Estimated values only, subject to change

Recent key operating highlights include:

  The mill facility continued to exceed commissioning threshold levels with four days exceeding 7,000 tonnes per day.

  Gold recoveries steadily increased to targeted levels of approximately 90% following the commissioning of the gravity and flotation circuits and the optimization of the grinding circuit.

  Commissioning of the primary crusher as well as the conveyor system and ore bins is complete, which streamlines the introduction of mill feed into the mill circuit.

  The Company has established a separate 178,000 tonne high-grade stockpile at grades of approximately 1.52 g/t that is in addition to the more than one million tonne stockpile.

  Underground long-hole drilling contractors have been mobilized on site and stope preparation in the Upper Boundary Zone is progressing on schedule. Production from the initial two stopes is expected to begin during the fourth quarter and average approximately 1,000 tonnes per day with grades averaging approximately 3.5 grams per tonne gold.

  Raiseboring of the second leg (450 metres) of the Northgate shaft will start in September and is targeted to reach a vertical depth of 890 metres (9440 level), with a final target of 1,500 vertical metres. The Company anticipates hoisting waste by the second quarter of 2013 and hoisting ore by the third quarter of 2013 once the mid-shaft crushing circuit is commissioned.

  As of August 31, 2012 the Young-Davidson mine reported over 2.3 million hours without a lost time injury.

  A Grand Opening celebration was held at the Young-Davidson mine on August 11 with more than 850 people in attendance including employees and their families, government officials, community leaders and local community members.

“I want to thank all of the employees and contractors who have worked diligently and safely over the past 2 years to achieve this major milestone. In July and August our efforts were focused on process commissioning of the flotation circuits and optimizing the grinding circuit to ensure we had fully stress tested the mill facility prior to declaring commercial production.” said Peter MacPhail, Chief Operating Officer, Canada. “During the mill commissioning phase we have intentionally processed lower gr rade ore while the mill facility was fine-tuned to maximize gold recoveries. With the mill fully commissioned and operating above targeted levels, we have now begun to introduce higher grade ore and expect to see production increase over the coming months.” The production ramp-up at the Young Davidson mine continues to progress well and the operation is expected to be a major driver of AuRico’s growth profile going forward. Production growth in 2013 and beyond will be supported by increasing contributions of higher grade ore as the underground mine begins production in the fo fourth quarter of 2012 and ramps up to targeted levels of up to 8,000 tonnes per day by 2016.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of three high quality mines and projects in North America that have significant production growth and exploration potential. AuRico’s core operations include the Ocampo mine in Chihuahua State, the ElChanate mine in Sonora State and the Young-Davidson gold mine in northern Ontario that achieved commercial production on September 1, 2012. AuRico’s strong project pipeline also includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.comor contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates s of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; delays at the Young-Davidson project; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate and from the divestiture of the Stallwell, Fosterville and El Cubo mines; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other ju urisdictions in which the company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the company; and the ability of the company to successfully integrate acquisitions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this second quarter report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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